Exhibit 99.1

PRESS RELEASE

Integrated Power: TotalEnergies Closes

Three International Acquisitions of Renewable Portfolios

•	Europe: 500 MW installed or under construction and a pipeline of more than 15 GW of solar and wind projects
•	Africa: 255 MW installed in Uganda and 560 MW of hydropower projects
•	Canada: 180 MW installed and more than 600 MW of solar and wind projects

Paris, April 2, 2025 - Following the agreements signed in 2024, TotalEnergies confirms the closing of its acquisitions of VSB Group, a European wind and solar developer with extensive operations in Germany, and SN Power, which develops hydropower in Africa, particularly Uganda. TotalEnergies is also announcing new deals with renewables developer RES, with a view to acquiring renewables projects in Alberta, and the closing of a first project acquisition.

Europe: TotalEnergies has closed the acquisition of VSB, and is strengthening its integrated electricity business, particularly in Germany

This deal strengthens TotalEnergies’ integrated electricity business in Germany, which represents half of VSB’s portfolio, adding to the recent acquisitions of battery storage developer Kyon Energy and energy manager Quadra Energy, as well as the Company’s offshore wind positions in the country.

VSB’s more than 15 GW pipeline will also increase TotalEnergies’ renewables pipeline in Europe to over 40 GW of capacity, in addition to the 7 GW already in operation or under construction. Given its targeted strategy for certain key European markets, the Company has decided to start the divestment process for the VSB-developed Puutionsaari project in Finland (440 MW wind and solar).

Africa: TotalEnergies has closed the acquisition of SN Power and is pursuing the implementation of its multi-energy strategy, particularly in Uganda

The acquisition of SN Power will allow TotalEnergies to implement its multi-energy strategy in Uganda, where the Company is already active in exploration and production. The Bujagali hydropower plant (225 MW), for example, meets more than 25% of the country’s peak electricity demand. The transaction gives TotalEnergies a 28.3% stake in Bujagali, currently operating in Uganda, and a stake in two other projects under development in Rwanda (206 MW) and Malawi (360 MW). The deal also gives TotalEnergies a team of hydropower development experts, strengthening its competencies in this field.

Canada: TotalEnergies has signed agreements to acquire certain wind and solar projects and closed the acquisition of a solar farm in Alberta

The Company has signed agreements with RES to acquire certain wind and solar projects under development in Alberta, amounting to total capacity of more than 800 MW. TotalEnergies has also just closed the acquisition of Big Sky Solar (184 MW), a solar facility in Alberta that was commissioned at the end of February. More than two thirds of the electricity produced by Big Sky Solar will be sold under a long-term power purchase agreement (PPA). The remainder will be sold on the electricity market by TotalEnergies, which will also sell the carbon credits generated by the facility under Alberta’s regulated carbon emissions program.

“The completion of these three acquisitions in Europe, North America and Africa will contribute to our targets of 35 GW of gross renewable capacity by 2025 and over 100 TWh of electricity production by 2030”, said Stéphane Michel, President, Gas, Renewables and Power at TotalEnergies. “These acquisitions strengthen our operations in markets where we are deploying our Integrated Power business, like Germany and in North America, and in countries, such as Uganda, where we can leverage synergies with our exploration and production activities. Furthermore, these acquisitions will contribute to cash flow growth and to our goal of reaching our 12% profitability target in the electricity segment.”

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity had reached 26 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).